Exhibit 99.1

The following sets forth the risk factors of Humana Inc. (“Humana”) and its subsidiaries described in Part II, Item 1A of Humana's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on August 3, 2016, which is incorporated by reference in Aetna Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.
In this Exhibit 99.1, “we”, “our”, “us”, and “the Company” refer to Humana and its subsidiaries.

Part II, Item 1A of Humana's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on August 3, 2016

There have been no changes to the risk factors included in our 2015 Form 10-K other than the following:

The filing of a civil antitrust complaint against us and Aetna is delaying, and could ultimately prevent, the consummation of the Merger.

On July 21, 2016, the DOJ filed a civil antitrust complaint (which we refer to as the DOJ Action) against us and Aetna in the U.S. District Court for the District of Columbia, charging that the Merger would violate Section 7 of the Clayton Antitrust Act and seeking a permanent injunction that would prevent the Merger. The filing of the DOJ Action is delaying, and, if we and Aetna are unsuccessful in defending against or settling the DOJ Action, could ultimately prevent, the consummation of the Merger. There can be no assurance that we will be successful in defending against or settling the DOJ Action or that the Merger will be consummated by any particular time, if at all.

In addition, even if we and Aetna enter into a settlement with respect to the DOJ Action, there can be no assurance that we and/or Aetna will not be required to agree to terms, conditions, requirements, limitations, costs or restrictions that could further delay completion of the Merger, impose additional material costs on or limit the revenues of the combined company, or limit some of the synergies and other benefits we presently anticipate to realize following the Merger. We cannot provide any assurance that any such terms, conditions, requirements, limitations, costs or restrictions will not result in a material delay in, or the abandonment of, the Merger.

Delays in completing the Merger will delay the benefits expected to be achieved by the Merger.

The need to satisfy conditions and obtain consents, clearances, and approvals for the Merger, as well as the pendency of the DOJ Action, will delay the consummation of the Merger for a significant period of time and may prevent it from occurring. Even if ultimately consummated, the delay in the consummation of the Merger could prevent the combined company from realizing some of the anticipated synergies and other benefits that we and Aetna anticipated had the Merger been successfully completed within its originally expected time frame.

The timing of the closing of the transactions contemplated by the Humana APA and the Aetna APA is uncertain, and may delay the completion of the Merger for a significant period of time.

Although we do not believe divestitures should be required to complete the Merger, on August 2, 2016, we entered into the Humana APA and Aetna entered into the Aetna APA in order to address the DOJ’s perceived competitive concerns regarding Medicare Advantage. Depending upon the resolution of the DOJ Action, we may be required to close the transactions contemplated by the Humana APA, and Aetna may be required to close the transactions contemplated by the Aetna APA, in order for us to complete the Merger.

The closings of the transactions contemplated by the Humana APA and the Aetna APA are subject to the completion of the Merger and the resolution of the DOJ Action, as well as separate closing conditions included in each of the Humana APA and the Aetna APA, including CMS approval of the novation to Molina of each of the contracts to be divested under each of the Humana APA and the Aetna APA, and customary closing conditions, including approvals of state departments of insurance and other regulators.

As a result, the time necessary to close the transactions contemplated by each of the Humana APA and the Aetna APA is uncertain.

Any requirement that we close the transactions contemplated by the Humana APA and/or that Aetna close the transactions contemplated by the Aetna APA in order for us to complete the Merger could delay the completion of the Merger for a significant period of time beyond any resolution of the DOJ Action, could extend the completion of the Merger beyond December 31, 2016, and may increase the risk that the Merger will not be completed.